Filed Pursuant to Rule 433
Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated October 7, 2008

Units

100% Principal Protected Absolute Return Range Notes

Linked to the S&P 500® Index

due October , 2009 (the "Notes")

$10 principal offering amount per unit

Term Sheet No.

Merrill Lynch & Co., Inc.

*Expected Pricing Date**	*October*	*, 2008*
*Settlement Date**	*October*	*, 2008*
*Maturity Date**	*October*	*, 2009*
CUSIP No.		

100% Principal Protected Absolute Return Range Notes

- *Contingent supplemental payment at maturity equal to the absolute percentage change in the closing level of the S&P 500® Index over the valuation period if the closing level of the S&P 500® Index stays within a range of 20% to 25% above and below the starting value on each relevant day during the valuation period*
- *100% principal protection at maturity*
- *A maturity of approximately 12 months*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement RN-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in October or November 2008, the settlement date may occur in October or November 2008 and the maturity date may occur in October or November 2009. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

October     , 2008

Summary

The 100% Principal Protected Absolute Return Range Notes Linked to the S&P 500® Index due October     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that are designed for investors who seek 100% principal protection on their investment at maturity and wish to participate in the absolute percentage increase or decrease of the closing level of the S&P 500® Index from the Starting Value, determined on the Pricing Date, to the Ending Value, determined on a market measure business day shortly prior to the maturity date, through an additional payment at maturity (the “Contingent Supplemental Payment”) if the S&P 500® Index remains within the specified range on each market measure business day during the valuation period, as described below. Investors must be willing to accept that they will not earn a return on their investment if the closing level of the S&P 500® Index is outside the range on any single market measure business day during the valuation period. In such case, investors will not receive a Contingent Supplemental Payment, but instead will receive a repayment of principal equal to the Out-of-Range Payment of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

On the Maturity Date, holders of the Notes will be entitled to receive the Redemption Amount, a payment per unit calculated as follows:

Hypothetical Payments at Maturity

Set forth below are four hypothetical examples of payment at maturity calculations (rounded to two decimal places) related to the Notes. These examples have been prepared for purposes of illustration only. Your actual return will depend on, among other items, the actual Starting Value, Upper Range Level, Lower Range Level, Ending Value and the term of your investment. These examples assume:

1) a hypothetical Starting Value of 1,114.28, the closing level of the Market Measure on October 2, 2008;

2) a hypothetical Upper Range Level of 1,364.99 (22.5% above the hypothetical Starting Value, the midpoint of the range of 20% to 25%);

3) a hypothetical Lower Range Level of 863.57 (22.5% below the hypothetical Starting Value, the midpoint of the range of 20% to 25%)

4) a Contingent Supplemental Payment equal to the product of the Original Public Offering Price and the absolute percentage change in the closing level of the Market Measure from the Starting Value to the Ending Value if the closing level of the Market Measure remains within the Range on each Market Measure Business Day during the Valuation Period;

5) an Out-of-Range Payment equal to $10 per unit if the closing level of the Market Measure is outside the Range on any Market Measure Business Day during the Valuation Period; and

6) an investment term from October 6, 2008 to October 6, 2009, a term expected to be similar to that of the Notes.

Example 1

The closing level of the Market Measure has remained within the Range on each Market Measure Business Day during the Valuation Period and is 5.0% above the Starting Value on the Final Valuation Date

Contingent Supplemental Payment =

$10 ×	1,169.99 – 1,114.28	= $0.50
1,114.28

Redemption Amount (per unit) = $10.00 + $0.50 = $10.50        (a total rate of return of 5.0% on the Notes)

Example 2

The closing level of the Market Measure has remained within the Range on each Market Measure Business Day during the Valuation Period and is 7.5% below the Starting Value on the Final Valuation Date

Contingent Supplemental Payment =

$10 ×	1,030.71 – 1,114.28	= $0.75
1,114.28

Redemption Amount (per unit) = $10.00 + $0.75 = $10.75        (a total rate of return of 7.5% on the Notes)

Example 3

On at least one specific Market Measure Business Day during the Valuation Period, the Market Measure closed above the Upper Range Level. Although the closing level of the Market Measure was within the Range on the Final Valuation Date, the closing level of the Market Measure did not remain within the Range on every Market Measure Business Day during the Valuation Period

Redemption Amount (per unit) = $10.00        (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Example 4

On at least one specific Market Measure Business Day during the Valuation Period, the Market Measure closed below the Lower Range Level. Although the closing level of the Market Measure was within the Range on the Final Valuation Date, the closing level of the Market Measure did not remain within the Range on every Market Measure Business Day during the Valuation Period

Redemption Amount (per unit) = $10.00        (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Summary of the Hypothetical Examples

In Example 1 and Example 2, the closing level of the Market Measure remained within the Range on each Market Measure Business Day during the Valuation Period. In Example 3 and Example 4, the closing level of the Market Measure was outside the Range on at least one Market Measure Business Day during the Valuation Period.

	Example 1 (Within Range)	Example 2 (Within Range)	Example 3 (Outside Range)	Example 4 (Outside Range)
Hypothetical Starting Value	1,114.28	1,114.28	1,114.28	1,114.28

Hypothetical closing level on Final Valuation Date	1,169.99	1,030.71	1,124.98	1,058.57

Hypothetical Upper Range Level:	1,364.99	1,364.99	1,364.99	1,364.99

Highest closing level during hypothetical Valuation Period	1,309.17	1,225.71	1,392.85	1,225.71

Hypothetical Lower Range Level:	863.57	863.57	863.57	863.57

Lowest closing level during hypothetical Valuation Period	1,002.85	1,002.85	964.30	780.00

Did the Market Measure remain within the Range on each Market Measure Business Day during the Valuation Period?	YES	YES	NO	NO

Contingent Supplemental Payment at maturity	$0.50	$0.75	$0.00	$0.00

Redemption Amount per unit	$10.50	$10.75	$10.00	$10.00

Total return of the Notes	5.00%	7.50%	0.00%	0.00%

Return on the Market Measure (excluding dividends)	5.00%	-7.50%	0.96%	-5.00%

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You will earn a return on your investment at maturity only if the Market Measure remains within the Range during the Valuation Period.

▪	Your risk of not receiving a Contingent Supplemental Payment is expected to be higher during volatile market conditions.

▪	Your yield on the Notes may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is capped at the Contingent Supplemental Payment and will not reflect the return of a direct investment in the stocks included in the Market Measure.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Market Measure.

▪	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The Market Measure publisher may adjust the Market Measure in a way that affects its level, and the Market Measure publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 shares of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You seek an investment with 100% principal protection at maturity.

▪	You anticipate that the closing level of the Market Measure will remain within the Range on each Market Measure Business Day during the Valuation Period.

▪	You are willing to accept that the maximum return on the Notes is limited to the Contingent Supplemental Payment, if any.

▪	You do not seek interest payments or other current income on your investment.

▪	You want exposure to the Market Measure with no expectation of dividends or other benefits of owning the stocks included in the Market Measure.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. You understand that the Notes are not intended to be short-term trading instruments, and you are prepared to hold the Notes until maturity. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Market Measure will appreciate or depreciate by more than 20% to 25% from the Starting Value determined on the Pricing Date to the closing level of the Market Measure on any Market Measure Business Day during the Valuation Period.

▪	You seek a return on your investment that will not be limited to the Contingent Supplemental Payment, if any.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends paid on, and ownership rights with respect to the stocks included in the Market Measure.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions and Considerations

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

All disclosure contained in this term sheet regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the S&P 500 Index or any successor index.

The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of September 30, 2008, 420 companies or 84.0% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 79 companies or 16.0% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of September 30, 2008, the aggregate market value of the companies included in the S&P 500 Index represented approximately 75% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of September 30, 2008 indicated in parentheses: Consumer Discretionary (8.5%); Consumer Staples (12.2%); Energy (13.4%); Financials (15.8%); Health Care (13.1%); Industrials (11.1%); Information Technology (16.0%); Materials (3.4%); Telecommunication Services (3.0%) and Utilities (3.6%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is maintained by the S&P Index Committee, a team of Standard & Poor’s economists and index analysts, who meet on a regular basis. The goal of the S&P Index Committee is to ensure that the S&P 500 Index remains a leading indicator of U.S. equities, reflecting the risk and return characteristics of the broader large market capitalization segment of the market on an on-going basis. The S&P Index Committee also monitors constituent liquidity to ensure efficient portfolio trading while keeping index turnover to a minimum.

The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index: 1) Consumer Discretionary; 2) Consumer Staples; 3) Energy; 4) Financials; 5) Health Care; 6) Industrials; 7) Information Technology; 8) Materials; 9) Telecommunication Services; and 10) Utilities.

Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria for index additions include:

•	U.S. Company. Determining factors include location of the company’s operations, its corporate structure, its accounting standards and its exchange listings;

•	Market Capitalization. Companies with market capitalization in excess of US$5 billion. This minimum is reviewed from time to time to ensure consistency with market conditions;

•	Public Float. There must be public float of at least 50%;

•

Financial Viability. Companies should have four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items;

•

Adequate Liquidity and Reasonable Price. The ratio of annual dollar value traded to market capitalization for the company should be 0.30 or greater. Very low stock prices can affect a stock’s liquidity;

•

Sector Representation. Companies’ industry classifications contribute to the maintenance of a sector balance that is in line with the sector composition of the universe of eligible companies with market capitalization in excess of US$5 billion; and

•

Company Type. Constituents must be operating companies. Closed-end funds, holding companies, partnerships, investment vehicles and royalty trusts are not eligible. Real Estate Investment Trusts (REITs) and business development companies (BDCs) are eligible for inclusion.

Continued index membership is not necessarily subject to these guidelines. The S&P Index Committee aims to minimize unnecessary turnover in index membership and each removal is determined on a case-by-case basis. Relevant criteria for index removals include:

•	Companies that substantially violate one or more of the criteria for index inclusion; and

•	Companies involved in merger, acquisition, or significant restructuring such that they no longer meet the inclusion criteria.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

While Standard & Poor’s currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, Standard & Poor’s began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. Standard & Poor’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

The goal of float adjustment is to distinguish strategic shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. Shareholders concerned with control of a company include board members, founders and owners of large blocks of stock. Likewise, holdings of stock in one corporation by another corporation are normally for control, not investment, purposes. Normally government holdings are not investments made because a stock is expected to appreciate or the government entity is managing its excess funds through equity investments.

Share owners acting as investors will consider changes in the stock’s price, earnings or the company’s operations as possible reasons to buy or sell the stock. They hold the stock because they expect it to appreciate in value and believe the stock offers better risk and return opportunities than other investments. Further, a sharp rise or fall in the stock’s price could be a reason to adjust their positions. Mutual funds, pension plans and other institutional investors are usually in this category. The fact that an institutional investor has held a block of shares for several years is not evidence that the block is being held for control, rather than investment, reasons.

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are presumed to be for control and are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buy-out groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group listed above exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

The S&P Index Committee follows a set of published guidelines for maintaining the index. These guidelines provide the transparency required and fairness needed to enable investors to replicate the index and achieve the same performance as the S&P 500 Index.

In order to ensure that the level of the S&P 500 Index remains an accurate barometer of stock market performance over time, it is necessary to adjust the index divisor in response to any change that alters the total market value of the index while holding stock prices constant. Index maintenance—reflecting changes in shares outstanding, capital actions, addition or deletion of stocks to the S&P 500 Index—should not change the level of the index. If the S&P 500 Index closes at 1,250 and one stock is replaced by another, after the market close, the index should open at 1,250 the next morning if all of the opening prices are the same as the previous day’s closing prices. This is accomplished with an adjustment to the divisor.

Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new divisor based on whatever changes are being made. It is, then, possible to provide two complete descriptions of the index—one as it existed at the close of trading and one as it will exist at the next opening of trading. If the same stock prices are used to calculate the index levels for these two descriptions, the index levels will be the same.

For cataloging changes, it is useful to separate changes caused by the management of the index from those stemming from corporate actions of the constituent companies. Among those changes driven by index management are adding or deleting companies, adjusting share counts and changes to IWFs and other factors affecting share counts or stock prices.

Index Management Related Changes. When a company is added to or deleted from the S&P 500 Index, the net change in the market value of the index is calculated and this is used to calculate the new divisor. The market values of stocks being added or deleted are based on the prices, shares outstanding, IWFs and any other share count adjustments. Specifically, if a company being added has a total market cap of US$10 billion, an IWF of 85% and, therefore, a float adjusted market cap of US$8.5 billion, the market value for the added company used is US$8.5 billion.

For most S&P indices, there are a few dates during the year when IWFs and share counts are updated. (Typically small changes in shares outstanding are reflected in indices once a quarter to avoid excessive changes to an index.) The revisions to the divisor resulting from these are calculated and a new divisor is determined.

Corporate Action Related Changes. There are a large range of different corporate actions ranging from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor is adjusted.

Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines the divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the index, no company removed from the index.	No

Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this term sheet:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Historical Information

The following graph sets forth the monthly historical performance of the S&P 500 Index in the period from January 2003 through September 2008. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes. On October 2, 2008, the closing level of the S&P 500 Index was 1,114.28.

The following table sets forth the highest and lowest daily closing levels of the Market Measure for each month in the period from January 2003 through September 2008. We have derived the information in the table from closing levels of the Market Measure published by Bloomberg L.P., and we make no representation or warranty as to the accuracy of such information.

	2003		2004		2005		2006		2007		2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	931.66	844.61	1155.37	1108.48	1202.08	1163.75	1294.18	1261.49	1440.13	1409.71	1447.16	1310.5
February	860.32	817.37	1157.76	1126.52	1211.37	1184.16	1294.12	1254.78	1459.68	1399.04	1395.42	1326.45
March	895.79	800.73	1156.86	1091.33	1225.31	1165.36	1307.25	1272.23	1437.50	1374.12	1352.99	1273.37
April	919.02	858.48	1150.57	1107.30	1191.14	1137.50	1311.56	1285.33	1495.42	1424.55	1397.84	1328.32
May	963.59	916.30	1121.53	1084.10	1198.78	1154.05	1325.76	1256.58	1530.62	1486.3	1426.63	1375.93
June	1011.66	967.00	1144.06	1116.64	1216.96	1190.69	1288.22	1223.69	1539.18	1490.72	1404.05	1278.38
July	1007.84	978.80	1128.94	1084.07	1243.72	1194.44	1280.19	1234.49	1553.08	1455.27	1284.91	1214.91
August	1008.01	965.46	1107.77	1063.23	1245.04	1205.10	1304.28	1265.95	1497.49	1406.70	1305.32	1249.01
September	1039.58	995.97	1129.3	1103.52	1241.48	1210.20	1339.15	1294.02	1531.38	1451.70	1277.58	1106.39
October	1050.71	1018.22	1142.05	1094.81	1226.70	1176.84	1389.08	1331.32	1565.15	1500.63
November	1059.02	1033.65	1184.17	1130.51	1268.25	1202.76	1406.09	1364.30	1520.27	1407.22
December	1111.92	1059.05	1213.55	1177.07	1272.74	1248.29	1427.09	1396.71	1515.96	1445.90

Taking into account each 12-month hypothetical historical Valuation Period ending between January 1, 2004 and October 2, 2008, the following sets forth the percentage of such 12-month periods in which the Market Measure would have been out of the Range under similar terms and conditions to those of the Notes, assuming:

▪	each 12-month hypothetical historical Valuation Period consists of the preceding 253 Market Measure Business Days (approximately 12 calendar months);

▪

the fixed hypothetical Upper Range Level and Lower Range Level indicated below for each 12-month hypothetical historical Valuation Period (which would be expected to have been different in the economic environments prevailing at the beginning of the respective prior 12-month periods); and

▪	historical daily closing levels of the Market Measure as published by Bloomberg L.P.

Given the foregoing assumptions:

(i)	if the hypothetical Range was 20% above and below the Starting Value (the narrowest range of the expected Range of 20% to 25%) the closing level of the Market Measure would have been outside the Range on at least one Market Measure Business Day in 15.2% of such hypothetical historical Valuation Periods;

(ii)	if the hypothetical Range was 22.5% above and below the Starting Value (the midpoint of the expected Range of 20% to 25%) the closing level of the Market Measure would have been outside the Range on at least one Market Measure Business Day in 10.9% of such hypothetical historical Valuation Periods; and

(iii)	if the hypothetical Range was 25% above and below the Starting Value (the maximum range of the expected Range of 20% to 25%) the closing level of the Market Measure would have been outside the Range on at least one Market Measure Business Day in 7.2% of such hypothetical historical Valuation Periods.

The above historical data on the Market Measure should not be taken as an indication of the future performance of the Market Measure or as an indication of what the value of the Notes may be. The information above with respect to the percentage of times that the closing level of the Market Measure would have been outside the Range at least one time in different historical Valuation Periods is presented to illustrate how an investment with terms similar to those of the Notes might have performed in different past economic environments, but should not be taken as a prediction of the performance of the Notes. Additionally, this information with respect to the percentage of times that the closing level of the Market Measure would have been outside the Range at least one time in different historical periods relies on historical data regarding the Market Measure that we have obtained from Bloomberg L.P. and have not independently verified, and upon our modeling of such historical data. We believe the results of such modeling are accurate, but we cannot assure you that such results are identical to those that would have been produced if the Notes had actually been issued in the indicated historical periods.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement RN-1.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Cash Method U.S. Holders.    The amount payable at maturity with respect to a Note in excess of the Original Public Offering Price thereof, if any, should generally be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable at maturity is received by the U.S. Holder. Upon the sale or exchange of a Note prior to maturity, a U.S. Holder who uses the cash method of accounting generally should recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Note. Such a U.S. Holder’s tax basis in a Note generally should equal such U.S. Holder’s initial investment in the Note. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of such sale or exchange.

Accrual Method U.S. Holders.    U.S. Holders who use the accrual method of tax accounting, and certain other U.S. Holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount (or as an ordinary loss). Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the accrual method of accounting generally should recognize short-term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount included in income by the U.S. Holder.

Notwithstanding the foregoing, due to the uncertainty concerning the proper United States federal income tax treatment of Notes, other United States federal income tax consequences of the receipt of a payment at maturity or upon a sale, exchange or other disposition of Notes prior to maturity may be possible and U.S. Holders are urged to consult their tax advisors concerning the proper United States federal income tax treatment of Notes. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any payments received upon a sale, exchange or other disposition of the Notes prior to maturity entirely as gross proceeds.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, and in particular whether a U.S. Holder may be required to take into account any amount of accrued original issue discount, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RN-1.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement RN-1 dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508185691/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.